August 22, 2014	David L. Ridenour (202) 339-8560 dridenour@orrick.com

Ms. Katherine W. Hsu
Chief, Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Mail Stop 30628
Washington, DC 20549

Re:	Barclays Dryrock Issuance Trust Barclays Dryrock Funding LLC Barclays Bank Delaware Amendment No.2 to Registration Statement on Form S-3 File Nos. 333-197848, 333-197848-01 and 333-197848-02

Dear Ms. Hsu:

On behalf of Barclays Bank Delaware (“BBD”) (the sponsor and sole equity owner of Barclays Dryrock Funding LLC (“Dryrock Funding”), as the depositor and beneficial owner of the Barclays Dryrock Issuance Trust (the “Trust”), as the issuing entity), this letter responds to the Security and Exchange Commission’s oral comment conveyed telephonically on August 20, 2014 (the “Comment”), to Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”) submitted on August 5, 2014, as amended by Amendment No. 1 on August 14, 2014, by BBD pursuant to Rule 415(a)(b).

Enclosed with this letter is Amendment No.2 to the Registration Statement on Form S-3 (“Amendment No. 2”), dated August 22, 2014, which reflects on page 6 of the base prospectus under the heading “Interest Payments”, certain changes made in response to the Comment.

Should you have any questions or require additional information, please do not hesitate to contact me at (202) 339-8560 or dridenour@orrick.com or Alan Knoll at (212) 506-5077 or alanknoll@orrick.com.

Sincerely, /s/ David L. Ridenour David L. Ridenour

Enclosures